[GRAPHIC OMITTED]
Mintz Levin
Neil H. Aronson | 617 348 1809 | nharonson@mintz.com
                                                            One Financial Center
                                                               Boston, MA  02111
                                                                    617-542-6000
                                                                617-542-2241 fax
                                                                   www.mintz.com


                                              July 26, 2006

VIA EDGAR AND FACSIMILE (202-772-9202)

Jeff Jaramillo, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

          Re: Mooney Aerospace Group, LTD.
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              Form 10-KSB for the Fiscal Year Ended December 31, 2004
              Form 10-QSB for the Quarterly Period Ended June 30, 2005
              Form 10-QSB for the Quarterly Period Ended September 30, 2005 File No. 000-21749

Dear Mr. Jaramillo:

      The following responses address the comments you made in telephone conversations with Barry Hodkin, Chief Financial Officer for Mooney Aerospace Group, LTD. (the "Company"), and Glenn Davis on June 28, 2006 and with Barry Hodkin, Jim Wilcox and Glenn Davis on July 7, 2006 regarding the Company's letter dated June 26, 2006 responding to comments of the reviewing Staff of the Commission.as set forth in a letter dated June 13, 2006 addressed to Gretchen L. Jahn. On behalf of the Company, we respond as follows:

Form 10-KSB for the fiscal year ended December 31, 2005

Note 8. Stockholders' Deficiency

Cancellation and Re-issuance of Stock

      1. Based upon a careful review of the Company's Amended Plan of Reorganization and Amended Disclosure Statement that were approved by the United States Bankruptcy Court in December 2004 and discussions with the attorneys who represented the Company in the bankruptcy proceedings, the Company determined that its previous disclosures in Note 8 ("Stockholders' Deficiency") of Notes to Consolidated Financial Statements concerning the issuance and valuation of 9,997,773 shares of new common stock in the reorganized Company were not accurate. The Company has revised Note 8 of the Notes to its Consolidated Financial Statements to reflect the following:

Jeff Jaramillo, Esq.
Division of Corporation Finance
Securities and Exchange Commission
July 26, 2006
Page 2


            a. The value assigned to the 400,000 shares of new common stock issued in exchange for all of the issued and outstanding shares of Series A Preferred Stock and the Class A Common Stock was changed to agree with the par value of the Series A Preferred and Class A Common Stock on December 14, 2004, the date the Company's Amended Plan of Reorganization was approved. The values that were previously shown were incorrect since they represented the stated or par value of the Series A Preferred and Class A Common Stock on December 31, 2003.

            b. The 4,597,773 shares issued to the Company's general unsecured creditors were comprised of 3,809,590 shares issued to the Company's secured debenture holders and their affiliates and 788,183 shares issued to other unrelated general unsecured creditors.

                  The 3,809,000 shares issued to the Company's secured debenture holders and their affiliates were exchanged for $18,802,000 of indebtedness that was forgiven. Because the secured debenture holders have been deemed to be related parties, the shares issued to them were valued at an amount equal to the liabilities forgiven and accounted for as a contribution to capital.

                  The 788,183 shares issued to the Company's other general unsecured creditors were exchanged for $9,738,000 of indebtedness that was forgiven. The new shares issued were valued at $4.51 per share based upon the last reported sale price of the Company's Class A Common Stock on December 14, 2004. In its restated Statement of Operations for the year ended December 31, 2004, the Company has reported a gain from the forgiveness of debt of $6,183,295 representing the difference between the value of the new shares issued ($3,554,705) and the value of the indebtedness forgiven ($9,738,000).

           c. The 5,000,000 shares of new common stock in the reorganized Company that were issued to Allen Holding & Finance Ltd. ("Allen") to re-acquire the shares of Mooney Airplane Company ("MAC") have been valued at MAC's historical net book value at December 14, 2004.

            In order to reflect the changes described above, the Company has restated its Consolidated Statements of Operations, Cash Flows and Changes in Stockholders' Deficiency for the year ended December 31, 2004, its Consolidated Balance Sheet at December 31, 2005 and the Notes to its Consolidated Financial Statements.

Jeff Jaramillo, Esq.
Division of Corporation Finance
Securities and Exchange Commission
July 26, 2006
Page 3


Note 1. Organization and Significant Accounting Policies

Principles of Consolidation
---------------------------
Transfer of Shares to and from Allen Holding & Finance Ltd.
-----------------------------------------------------------

      2. The Company has revised its Consolidated Statement of Changes in Stockholders' Deficiency for the year ended December 31, 2004 to reflect the transfer of MAC at historical net book value to Allen on May 28, 2004 and the re-acquisition of MAC from Allen on December 14, 2004 at historical net book value.

Other

      3. In addition to the changes resulting from the matters described above, the Form 10-KSB/A the Company plans to file for the year ended December 31, 2005 includes the following changes:

            a. The risk factors discussed in Part I, Item 1 have been updated to reflect recent developments.

            b. The legal proceedings described in Part I, Item 3 have been updated to provide improved disclosures.

            c. The stock prices previously set forth in Part I, Item 5 had not been adjusted to reflect the 3,223 for 1 reverse stock split of the Company's Class A Common Shares on December 14, 2004. This inadvertent error has been corrected in the Form 10-KSB/A.

      In order to expedite your review I have enclosed a marked copy of the revised pages from our 2005 Form 10-KSB/A that we plan to file. Please let us know if we have fully addressed all of your concerns.

      In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Jeff Jaramillo, Esq.
Division of Corporation Finance
Securities and Exchange Commission
July 26, 2006
Page 4


      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Should you have any further questions, please do not hesitate to contact the undersigned at (617) 348-1809.

                                              Sincerely,



                                              Neil H. Aronson

Enclosure

cc:  Gretchen L. Jahn, CEO
     Barry Hodkin, CFO
     Steven Karol, Chairman
     James Wilcox, Audit Committee